

March 26, 2015

Via E-mail
Howard H. Nolan
Chief Financial Officer and Corporate Secretary
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, New York 11932

> **Re: Bridge Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 17, 2015**
> **File No. 333-202818**

Dear Mr. Nolan:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed March 17, 2015

Prospectus Cover Page

1. Revise the first paragraph to disclose the approximate value of the acquisition, i.e., the approximate value of the merger consideration.

Material United States Federal Income Tax Consequences of the Merger, page 141

2. It appears that counsel is rendering a short-form opinion regarding the tax consequences of the merger, in which case the prospectus disclosure acts as the opinion of counsel. If so, please delete the language in the last sentence of the second paragraph on page 142, which indicates that the discussion "assumes" that the merger will constitute a reorganization. You should indicate here that it is counsel's opinion that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

3. Please delete all indications that the disclosure in the prospectus is a "summary" of the tax consequences of the merger and replace these references with language indicating that the prospectus disclosure represents the opinion of counsel. In addition, revise the first paragraph in the section to indicate that opinions have been received from Luse Gorman and Day Pitney.

Exhibit 8.2

4. It appears that counsel is rendering a short-form opinion regarding the tax consequences of the merger. If so, please revise paragraph five to indicate that the tax disclosure in the prospectus represents the opinion of counsel. Similarly, delete the language indicating that the prospectus disclosure constitutes "a fair and accurate summary" of the material tax consequences of the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
John Gorman
Luse Gorman, PC